UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 5, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Receives Licensing Approval in New Jersey, Closes Option 1 to Acquire 44% of ABCO Garden State, LLC, as originally filed on Sedar on June 5, 2024
2.	News Release – Grown Rogue Announces Early Conversion of Debentures, as originally filed on Sedar on June 11, 2024
3.	Form 51-102F3 Material Change Report regarding Grown Rogue Receiving Licensing Approval in New Jersey and the Early Conversion of Debentures, as originally filed on Sedar on June 11, 2024
4.	News Release – Grown Rogue Announces Share Reorganization, as originally filed on Sedar on June 24, 2024
5.	News Release – Grown Rogue Announces Completion of Share Reorganization, as originally filed on Sedar on June 28, 2024
6.	Certificate and Articles of Amendment – Grown Rogue International Inc., as originally filed on Sedar on June 28, 2024
7.	Form 62-103F1 Early Warning Report – J. Obie Strickler, as originally filed on Sedar on July 2, 2024
8.	Early Warning News Release- Bengal Catalyst Fund, LP Holdings in Grown Rogue International Inc., as originally filed on Sedar on July 2, 2024
9.	Form 62-103F1 Early Warning Report – Bengal Catalyst Fund, LP, as originally filed on Sedar on June 28, 2024
10.	News Release – Grown Rogue Announces Secured Promissory Note to ABCO Garden State, LLC, as originally filed on Sedar on July 3, 2024
11.	Form 51-102F3 Material Change Report regarding Grown Rogue completing the Share Reorganization and announcing the Secured Promissory Note to ABCO Garden State, LLC, as originally filed on Sedar on July 3, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated July 5, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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